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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  July 2017

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

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GRUPO AEROPORTUARIO DEL PACIFICO

ANNOUNCES RESULTS FOR THE SECOND QUARTER OF 2017

Guadalajara, Jalisco, Mexico, July 26, 2017 – Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reported its consolidated results for the quarter ended June 30, 2017. Figures are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Summary of 2Q17 vs. 2Q16

•	The sum of aeronautical and non-aeronautical services revenues increased by Ps. 498.2 million, or 22.2%. Total revenues increased by Ps. 368.8 million, or 13.5%.

•	Cost of services increased by Ps. 41.1 million, or 9.4%.

•	Operating income increased by Ps. 389.0 million, or 31.9%.

•	EBITDA increased by Ps. 405.9 million, or 26.1%. EBITDA margin (excluding the effects of IFRIC 12) increased from 69.1% in 2Q16 to 71.4% in 2Q17.

•	Net income and comprehensive income increased by Ps. 70.5 million, or 7.7%.

For more information please visit www.aeropuertosgap.com.mx or contact:

In México	In the U.S.
Saúl Villarreal García, Chief Financial Officer	Maria Barona
Paulina Sánchez, Investor Relations Officer	Camilla Ferreira
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporation Communications
Tel: 52 (33) 38801100 ext 20151	Tel: 212 406 3691 / 212 406 3695
svillarreal@aeropuertosgap.com.mx	gap@i-advize.com
psanchez@aeropuertosgap.com.mx

Operating Results

During 2Q17, total terminal passengers in the Company’s 13 airports increased by 1,256.6 thousand passengers, or 14.3%, compared to 2Q16. Over the same period, domestic passenger traffic increased by 705.5 thousand passengers, while international passenger traffic increased by 551.0 thousand passengers.

In the traffic tables below, we have reflected the users of the Cross Border Xpress (CBX) under the international passenger numbers for the Tijuana airport as well as for the Company’s accumulated results. During 2Q17, 454,112 passengers used CBX, a 48.9% increase compared to the 304,948 passengers that used it during 2Q16. In 2Q17, 26.0% of the Tijuana airport’s total passengers used the CBX terminal.

During 2Q17, the following routes were opened:

Domestic Routes:

International Routes:

Domestic Terminal Passengers (in thousands):

1 CBX users are classified as international passengers.

International Terminal Passengers (in thousands):

1 CBX users are classified as international passengers.

;

Total Terminal Passengers (in thousands):

1 CBX users are classified as international passengers.

Consolidated Results for the Second Quarter of 2017 (in thousands of pesos):

- Net income and comprehensive income per share are calculated on the basis of 561,000,000 outstanding shares. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 18.0760 per U.S. dollar (the noon buying rate on June 30, 2017, as published by the U.S. Federal Reserve Board).

- For purposes of the consolidation of the Montego Bay airport, the average monthly exchange rate of Ps. 18.5964 per U.S. dollar for the three months ended June 30, 2017 was used.

Revenues (2Q17 vs 2Q16)

•	Aeronautical services revenues increased by Ps. 391.1 million, or 23.5%.
•	Non-aeronautical services revenues increased by Ps. 107.1 million, or 18.4%.
•	Revenues from improvements to concession assets declined by Ps. 129.4 million, or 27.0%.
•	Total revenues increased by Ps. 368.8 million, or 13.5%.

-	Aeronautical services revenues include:

i.	Revenues from the Mexican airports increased by Ps. 363.0 million, or 26.3% compared to 2Q16, generated mainly by a 15.2% increase in passenger traffic, as well as higher passenger fees as a result of inflation.

ii.	Revenues from the Montego Bay airport increased by Ps. 28.1 million, or 9.9%, compared to 2Q16, mainly due to the 7.3% increase in passenger traffic and an average 3.0% depreciation of the Mexican peso against the U.S. dollar compared to 2Q16.

-	Non-aeronautical services revenues include:

i.	The Mexican airports contributed an increase of Ps. 90.9 million, or 19.0%, driven mainly by an increase in revenues from businesses operated by third parties of Ps. 83.2 million, while revenues from businesses operated directly by the Company increased by Ps. 13.3 million.

Beginning in October 2016, the Company changed its operating strategy, turning over the operations for the convenience stores to a third party in some of the airports, which leads to a mixed-revenue model and to a decrease in revenues but an increase in the EBITDA margin level, as well as profitability that GAP had with the direct operations. The EBITDA margin generated from the convenience store business line, under the mixed-operating structure, increased from 38.2%, in 2Q16 to 61.5%, in 2Q17.

ii.	The Montego Bay airport reported an increase in revenues of Ps. 16.2 million, or 15.5%, compared to 2Q16, driven by an average 3.0% depreciation of the Mexican peso against the U.S. dollar, as well as due to the 10.8% increase in revenues compared to 2Q16.

Amounts expressed in thousands of Mexican pesos.

-	Revenues from improvements to concession assets[1]

Revenues from improvements to concession assets (IFRIC 12) declined by Ps. 129.4 million, or 27.0%, compared to 2Q16, as 2016 was the year with the highest committed investment under the Master Development Program for 2015-2019. During 2Q17, the Montego Bay airport did not undergo any improvements to concession assets.

Total operating costs during 2Q17 decreased by Ps. 20.2 million, or 1.3% compared to 2Q16, and comprised the following costs:

-	A decrease of Ps. 45.3 million at the Mexican airports, or 3.7%, mainly due to a decrease in cost of improvements to concession assets (IFRIC 12) of Ps. 129.4 million, or 27.0%, which was offset by an increase in cost of services for Ps. 33.7 million, or 9.6%, an increase in concession taxes of Ps. 22.5 million, or 24.3%, an increase in technical

[1] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

assistance of Ps. 20.2 million, or 28.4%, as well as an increase in depreciation and amortization of Ps. 13.2 million, or 5.7%.

-	Operating costs at the Montego Bay airport increased by Ps. 25.1 million, or 9.5% compared to 2Q16, mainly due to higher costs for rights to concession assets of Ps. 14.0 million, or 14.1%, cost of services for Ps. 7.3 million, or 8.8%, and depreciation and amortization costs of Ps. 3.6 million, or 4.5%.

Operating margin for 2Q17 increased by 730 basis points, from 44.7% in 2Q16 to 52.0% in 2Q17. Operating margin, excluding the effects of IFRIC 12, increased from 54.3% in 2Q16 to 58.6% in 2Q17. Operating income increased by Ps. 389.0 million, or 31.9% compared to 2Q16.

EBITDA margin increased by 630 basis points from 57.0% in 2Q16 to 63.3% in 2Q17. EBITDA margin, excluding the effects of IFRIC 12, increased by 230 basis points, from 69.1% in 2Q16 to 71.4% in 2Q17. The nominal value of EBITDA increased by Ps. 405.9 million, or 26.1%. The EBITDA margin in 2Q17 for the Mexican airports was 74.8%, excluding the effects of IFRIC 12, and for the Montego Bay airport, it was 52.7%.

Financial cost was Ps. 329.6 million in 2Q17, from a net cost of Ps. 283.5 million in 2Q16 to a net gain of Ps. 46.1 million in 2Q17. This amount mainly comprises:

-	A foreign exchange gain of Ps. 129.7 million in 2Q17 compared to a loss of Ps. 230.6 million in 2Q16, due to an 8.0% depreciation of the Mexican peso against the U.S. dollar in 2Q16 compared to a 5.1% appreciation in 2Q17. This generated an exchange rate gain of Ps. 360.3 million. This effect was offset by a net foreign exchange loss due to the currency translation effect of Ps. 481.3 million, compared with 2Q16.

-	In 2Q17, interest expenses increased by Ps. 93.1 million compared to 2Q16, mainly due to an increase in interest rates, as well as due to an increase in total debt.

-	Interest income increased by Ps. 62.4 million, due mainly to increases in both the Company’s treasury and in interest rates.

Comprehensive income in 2Q17 increased by Ps. 70.5 million, or 7.7%, compared to 2Q16.

Income before income taxes increased by Ps. 718.3 million, or 76.8%. This increase was mainly offset by an exchange rate loss from a currency translation effect of Ps. 481.3 million. The current tax amount rose by Ps. 54.5 million, while the deferred tax gain increased by Ps. 112.1 million, since there was a 0.6% deflation in 2Q16 versus 0.3% inflation in 2Q17.

Consolidated Results for the Six Months ended June 30, 2017 (in thousands of pesos):

- Net income and comprehensive income per share are calculated on the basis of 561,000,000 outstanding shares. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 18.0760 per U.S. dollar (the noon buying rate on June 30, 2017, as published by the U.S. Federal Reserve Board).

- For purposes of the consolidation of the Montego Bay airport, the average monthly exchange rate of Ps. 19.4923 per U.S. dollar for the six months ended June 30, 2017 was used.

Revenues (1H17 vs 1H16)

•	Aeronautical services revenues increased by Ps. 770.2 million, or 22.9%.
•	Non-aeronautical services revenues increased by Ps. 261.3 million, or 22.5%.
•	Revenues from improvements to concession assets declined by Ps. 258.7 million, or 27.0%.
•	Total revenues increased by Ps. 772.8 million, or 14.1%.

-	Aeronautical services revenues include:

iii.	Revenues from the Mexican airports increased by Ps. 686.0 million, or 24.8% compared to 1H16, generated by a passenger traffic increase, as well as higher passenger fees.

iv.	Revenues from the Montego Bay airport increased by Ps. 84.2 million, or 13.8% in 1H17 compared to 1H16, due to an increase in passenger traffic, as well as an 8.1% increase in average depreciation of the Mexican peso against the U.S. dollar in 1H17 compared to 1H16.

-	Non-aeronautical services revenues include:

iii.	The Mexican airports contributed an increase of Ps. 218.8 million, driven mainly by an increase in revenues from businesses operated by third parties of Ps. 161.0 million, while revenues from businesses operated directly by the Company increased by Ps. 32.0 million.

iv.	The Montego Bay airport revenues increased by Ps. 42.5 million in 1H17 compared to 1H16, due to an increase in average depreciation of the Mexican peso against the U.S. dollar in 1H17 compared to 1H16.

Amounts expressed in thousands of Mexican pesos.

-	Revenues from improvements to concession assets[2]

Revenues from improvements to concession assets (IFRIC 12) declined by Ps. 258.7 million, or 27.0%, compared to 1H16, as 2016 was the year with the highest committed investment under the Master Development Program for 2015-2019. During 1H17, the Montego Bay airport did not undergo any improvements to concession assets.

Total operating costs during 1H17 increased by Ps. 23.8 million, or 0.8% compared to 1H16, mainly due to the consolidation of the Montego Bay airport, which reported an increase of Ps. 77.4 million in its operating costs. This amount mainly comprised costs for rights to concession

[2] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

assets for Ps. 41.2 million, cost of services for Ps. 21.4 million, and depreciation and amortization for Ps. 14.8 million.

Operating costs for the Mexican airports in 1H17 declined by Ps. 53.6 million, or 2.2% compared to 1H16, mainly due to a decrease in cost of improvements to concession assets (IFRIC 12) of Ps. 258.7 million. This was offset by an increase in cost of services for Ps. 95.7 million, rights to concession assets for Ps. 44.9 million, technical assistance for Ps. 38.3 million, as well as an increase of depreciation for Ps. 27.2 million.

Operating margin for 1H17 increased by 630 basis points, from 45.5% in 1H16 to 51.8% in 1H17. Operating margin, excluding the effects of IFRIC 12, increased from 55.1% in 1H16 to 58.3% in 1H17. Operating income increased by Ps. 749.1 million, or 30.0% compared to 1H16, of which the Montego Bay airport accounted for Ps. 49.5 million.

EBITDA margin increased by 550 basis points, from 57.6% in 1H16 to 63.1% in 1H17. EBITDA margin, excluding the effects of IFRIC 12, increased by 130 basis points, from 69.8% in 1H16 to 71.1% in 1H17. The nominal value of EBITDA increased by Ps. 791.1 million, or 25.0%, of which the Montego Bay airport accounted for Ps. 64.2 million.

Financial cost was Ps. 576.3 million in 1H17, from a net cost of Ps. 333.5 million in 1H16 to a net gain of Ps. 242.8 million in 1H17. This amount mainly includes:

-	A foreign exchange fluctuation from a loss of Ps. 258.5 million in 1H16 to a gain of Ps. 382.6 million in 1H17, due to a 9.0% depreciation of the Mexican peso against the U.S. dollar in 1H16 compared to a 15.5% appreciation in 1H17, generating a net effect of a foreign exchange gain of Ps. 641.1 million. This effect was offset by a net foreign exchange loss due to the currency translation effect of Ps. 1,063.5 million, compared with 1H16.

-	In 1H17, interest expenses increased by Ps. 141.8 million compared to 1H16, mainly due to an increase in interest rates, as well to as two bond issuances each for Ps. 1.5 billion in July 2016 and April 2017.

-	Interest income increased by Ps. 77.0 million, mainly due to increases in both the Company’s treasury and in interest rates.

Comprehensive income in 1H17 increased by Ps. 81.8 million, or 4.2%, compared to 1H16.

Income before income taxes increased by Ps. 1,324.1 million, or 61.3%. This increase was mainly offset by an exchange rate loss by a currency translation effect of Ps. 1,063.5 million. The current tax amount rose by Ps. 241.5 million, while the benefit in the deferred tax increased by Ps. 62.6 million as a result of 3.18% inflation in 1H17, generating an income tax increase of Ps. 178.9 million.

Statement of Financial Position

Total assets as of June 30, 2017 increased by Ps. 3,476.8 million compared to June 30, 2016, primarily due to the following items: i) cash and cash equivalents of Ps. 2,543.5 million ii) improvements to concession assets of Ps. 1,324.1 million, iii) client accounts receivables of Ps. 222.1 million, and iv) deferred income taxes for Ps. 198.2 million.

Total liabilities as of June 30, 2017 increased by Ps. 4,087.0 million compared to June 30, 2016. This increase was primarily due to: i) bond issuances for Ps. 3.0 billion, ii) dividends payable for Ps. 985.8 million, and iii) accounts payable for Ps. 273.7 million, among others.

Recent Events

In April 2017, GAP submitted its expression of interest to the Government of Jamaica, through the Development Bank of Jamaica Limited, to participate in the bidding process for the Kingston airport, the Norman Manley International Airport, which handled 1.6 million passengers in 2016. On June 19, 2017, we were notified of approval to participate in the bidding process, which is expected to conclude during the first quarter of 2018 with the announcement of the winning bid. GAP will be competing for this airport with seven other international airport operators who were also approved for the bidding process.

Changes to Accounting Policies

The following new accounting standards will go into effect in the coming periods:

Accounting Standard	Effective

IFRS 9, Financial Instruments	January 1, 2018
IFRS 15, Revenue from Contracts with Customers	January 1, 2018
IFRS 16, Leases	January 1, 2019

* * *

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating results by airport (in thousands of pesos):

Exhibit A: Operating results by airport (in thousands of pesos): (continued)

Hermosillo						
Aeronautical services	60,286	67,705	12.3%	115,240	129,013	12.0%
Non-aeronautical services	17,579	14,701	(16.4%)	34,129	29,827	(12.6%)
Improvements to concession assets (IFRIC 12)	44,906	31,027	(30.9%)	89,813	62,054	(30.9%)
Total Revenues	**122,771**	**113,432**	**(7.6%)**	**239,182**	**220,894**	**(7.6%)**
Operating income	38,183	36,527	(4.3%)	71,564	69,109	(3.4%)
EBITDA	**50,389**	**50,406**	**0.0%**	**95,936**	**96,520**	**0.6%**
Guanajuato						
Aeronautical services	73,838	92,069	24.7%	142,914	178,814	25.1%
Non-aeronautical services	21,140	27,970	32.3%	41,903	55,708	32.9%
Improvements to concession assets (IFRIC 12)	26,008	27,547	5.9%	52,016	55,094	5.9%
Total Revenues	**120,986**	**147,586**	**22.0%**	**236,833**	**289,616**	**22.3%**
Operating income	55,945	73,219	30.9%	109,774	141,718	29.1%
EBITDA	**67,900**	**85,998**	**26.7%**	**133,879**	**167,274**	**24.9%**
Others (1)						
Aeronautical services	134,469	160,715	19.5%	267,738	312,563	16.7%
Non-aeronautical services	30,547	38,810	27.1%	59,763	78,841	31.9%
Improvements to concession assets (IFRIC 12)	57,949	39,179	(32.4%)	115,898	78,359	(32.4%)
Total Revenues	**222,965**	**238,704**	**7.1%**	**443,399**	**469,763**	**5.9%**
Operating income	44,301	57,496	29.8%	94,204	112,917	19.9%
EBITDA	**83,782**	**100,591**	**20.1%**	**172,432**	**198,427**	**15.1%**
Total						
Aeronautical services	1,663,450	2,054,508	23.5%	3,369,190	4,139,414	22.9%
Non-aeronautical services	583,489	690,602	18.4%	1,162,198	1,423,521	22.5%
Improvements to concession assets (IFRIC 12)	479,293	349,929	(27.0%)	958,586	699,857	(27.0%)
Total Revenues	**2,726,232**	**3,095,039**	**13.5%**	**5,489,970**	**6,262,792**	**14.1%**
Operating income	1,224,434	1,599,020	30.6%	2,512,510	3,216,036	28.0%
EBITDA	**1,556,186**	**1,947,386**	**25.1%**	**3,174,111**	**3,919,313**	**23.5%**

(1) Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

Exhibit B: Consolidated statement of financial position as of June 30 (in thousands of pesos):

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit C: Consolidated statement of cash flows (in thousands of pesos):

Exhibit D: Consolidated statements of profit or loss and other comprehensive income

(in thousands of pesos):

2Q16	2Q17	Change	1H16	1H17	Change
Revenues						
Aeronautical services	1,663,450	2,054,508	23.5%	3,369,190	4,139,414	22.9%
Non-aeronautical services	583,489	690,602	18.4%	1,162,198	1,423,521	22.5%
Improvements to concession assets (IFRIC 12)	479,293	349,929	(27.0%)	958,586	699,857	(27.0%)
Total revenues	**2,726,232**	**3,095,038**	**13.5%**	**5,489,974**	**6,262,792**	**14.1%**
Operating costs						
Costs of services:	435,395	476,473	9.4%	843,097	960,278	13.9%
Employee costs	150,930	170,005	12.6%	284,816	319,287	12.1%
Maintenance	79,630	82,143	3.2%	150,329	182,427	21.4%
Safety, security & insurance	68,476	75,047	9.6%	137,677	151,995	10.4%
Utilities	53,859	69,197	28.5%	98,777	129,757	31.4%
Other operating expenses	82,500	80,081	(2.9%)	171,498	176,813	3.1%
Technical assistance fees	70,958	91,139	28.4%	143,274	181,617	26.8%
Concession taxes	191,930	228,484	19.0%	388,091	474,133	22.2%
Depreciation and amortization	333,700	350,620	5.1%	665,764	707,842	6.3%
Cost of improvements to concession assets (IFRIC 12)	479,293	349,929	(27.0%)	958,586	699,857	(27.0%)
Other (income) expense	(4,745)	(10,330)	117.7%	(4,813)	(5,975)	24.1%
Total operating costs	**1,506,530**	**1,486,316**	**(1.3%)**	**2,993,999**	**3,017,751**	**0.8%**
Income from operations	**1,219,701**	**1,608,723**	**31.9%**	**2,495,975**	**3,245,041**	**30.0%**
Financial Result	(283,479)	46,100	(116.3%)	(333,540)	242,791	(172.8%)
Share of profit (loss) of associates	(969)	(1,287)	(32.7%)	(961)	(2,261)	(135.3%)
Income before income taxes	**935,254**	**1,653,538**	**76.8%**	**2,161,474**	**3,485,571**	**61.3%**
Income taxes	(354,296)	(520,873)	47.0%	(623,588)	(802,403)	28.7%
Net income	**580,959**	**1,132,665**	**95.0%**	**1,537,886**	**2,683,169**	**74.5%**
Currency translation effect	336,955	(144,303)	(142.8%)	413,095	(650,365)	(257.4%)
Comprehensive income	**917,913**	**988,363**	**7.7%**	**1,950,981**	**2,032,804**	**4.2%**
Non-controlling interest	(67,968)	9,977	114.7%	(98,460)	45,329	146.0%
Comprehensive income attributable to controlling interest	**849,946**	**998,340**	**17.5%**	**1,852,521**	**2,078,133**	**12.2%**

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):

As of April 1, 2015, 100% of DCA has been consolidated, including its 74.5% participation in the Montego Bay airport. The remaining 25.5% belongs to Vantage; thus, for presentation purposes, the stake held by Vantage appears in the Stockholders’ Equity of the Company as a non-controlling interest. Also, DCA holds a 14.77% stake in the Santiago airport in Chile, the results of which are recognized through the equity method. On September 30, 2015, the concession to operate the Santiago airport in Chile expired; consequently, those assets were immediately returned to the Chilean government and the new operator.

As a part of the adoption of IFRS, the effects of inflation on common stock recognized pursuant to Mexican Financial Reporting Standards (MFRS) through December 31, 2007 were reclassified as retained earnings because accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. For Mexican legal and tax purposes, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to stockholders’ equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to stock exchanges, the consolidated financial statements will continue being prepared in accordance with IFRS, as issued by the IASB.

Exhibit F: Other operating data:

WLU – Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

* * *

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

  Date: July 26, 2017